UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AIkido Pharma Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

008875106

(CUSIP Number)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)
b.	☒	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	008875106

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each
Reporting	6. Shared Voting Power	149,805
Person With:

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	159,805

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	159,805 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	3.0% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	008875106

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	56,263
Shares Beneficially
Owned by Each
Reporting	6. Shared Voting Power	149,805
Person With:

	7. Sole Dispositive Power	63,277

	8. Shared Dispositive Power	159,805

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	223,082 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	4.2% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	008875106

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5. Sole Voting Power	0
Shares Beneficially
Owned by Each
Reporting	6. Shared Voting Power	149,805
Person With:

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	159,805

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	159,805 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	3.0% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a)	Name of Issuer

AIkido Pharma Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Item 2.

(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number

008875106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	and (b):

(i) As of the close of business on June 7, 2022, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 567,981 shares of Common Stock, which consisted of (i) 135,035 shares of Common Stock held by Intracoastal, (ii) 279,412 shares of Common Stock issuable upon conversion of shares of Series O Redeemable Convertible Preferred Stock, $0.0001 par value per share, of the Issuer (the “Series O Preferred Stock”), (iii) 7,738 shares of Common Stock issuable upon an exercise of a warrant held by Intracoastal (the “Intracoastal Warrant”) and (iv) 145,796 shares of Common Stock issuable upon conversion of shares of Series P Redeemable Convertible Preferred Stock, $0.0001 par value per share, of the Issuer (the “Series P Preferred Stock”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 5,252,556 shares of Common Stock outstanding as of May 16, 2022 as reported by the Issuer and as adjusted for the stock combination effected by the Issuer on June 7, 2022, plus (2) 279,412 shares of Common Stock issuable upon conversion of shares of Series O Preferred Stock, (3) 7,738 shares of Common Stock issuable upon an exercise of the Intracoastal Warrant and (4) 145,796 shares of Common Stock issuable upon conversion of shares of Series P Preferred Stock. The foregoing excludes 133,616 shares of Common Stock issuable upon conversion of shares of Series P Preferred Stock because the Series P Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Series P Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 701,597 shares of Common Stock.

As of the close of business on June 7, 2022, Mr. Asher may have been deemed to have beneficial ownership of 561,870 shares of Common Stock, which consisted of (i) 135,035 shares of Common Stock held by Intracoastal, (ii) 55,064 shares of Common Stock held by Mr. Asher, (iii) 279,412 shares of Common Stock issuable upon conversion of shares of Series O Preferred Stock, (iv) 7,738 shares of Common Stock issuable upon an exercise of the Intracoastal Warrant and (v) 84,621 shares of Common Stock issuable upon conversion of shares of Series P Preferred Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 5,252,556 shares of Common Stock outstanding as of May 16, 2022 as reported by the Issuer and as adjusted for the stock combination effected by the Issuer on June 7, 2022, plus (2) 279,412 shares of Common Stock issuable upon conversion of shares of Series O Preferred Stock, (3) 7,738 shares of Common Stock issuable upon an exercise of the Intracoastal Warrant and (4) 84,621 shares of Common Stock issuable upon conversion of shares of Series P Preferred Stock. The foregoing excludes 194,791 shares of Common Stock issuable upon conversion of shares of Series P Preferred Stock because the Series P Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Series P Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 756,661 shares of Common Stock.

(ii) As of the close of business on June 13, 2022, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 159,805 shares of Common Stock, which consisted of (i) 152,067 shares of Common Stock held by Intracoastal and (ii) 7,738 shares of Common Stock issuable upon exercise of the Intracoastal Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 3.0% of the Common Stock, based on (1) 5,252,556 shares of Common Stock outstanding as of May 16, 2022 as reported by the Issuer and as adjusted for the stock combination effected by the Issuer on June 7, 2022, plus (2) 7,738 shares of Common Stock issuable upon exercise of the Intracoastal Warrant.

As of the close of business on June 13, 2022, Mr. Asher may have been deemed to have beneficial ownership of 223,082 shares of Common Stock, which consisted of (i) 152,067 shares of Common Stock held by Intracoastal, (ii) 63,277 shares of Common Stock held by Mr. Asher and (iii) 7,738 shares of Common Stock issuable upon exercise of the Intracoastal Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 4.2% of the Common Stock, based on (1) 5,252,556 shares of Common Stock outstanding as of May 16, 2022 as reported by the Issuer and as adjusted for the stock combination effected by the Issuer on June 7, 2022, plus (2) 7,738 shares of Common Stock issuable upon exercise of the Intracoastal Warrant.

(c)	Number of shares as to which each of Intracoastal and Mr. Kopin has:

(i) Sole power to vote or to direct the vote:      0      .

(ii) Shared power to vote or to direct the vote: 149,805 .

(iii) Sole power to dispose or to direct the disposition of       0     .

(iv) Shared power to dispose or to direct the disposition of 159,805 .

Number of shares as to which Mr. Asher has:

(i) Sole power to vote or to direct the vote: 56,263 .

(ii) Shared power to vote or to direct the vote: 149,805 .

(iii) Sole power to dispose or to direct the disposition of 63,277 .

(iv) Shared power to dispose or to direct the disposition of 159,805 .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager